FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 10, 2003

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]        Form 40-F [   ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]        No [ X ]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
Canon Inc. to transfer shares of subsidiary to Canon Sales

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)

Date: April 10, 2003	By	/s/ Shunji Onda
(Signature)*

Shunji Onda General Manager, Finance Division Canon Inc.

*  Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Canon Inc. to transfer shares of subsidiary to Canon Sales

April 9, 2003
FOR IMMEDIATE RELEASE MEDIA RELEASE Canon Inc. 30-2 Shimomaruko 3-chome Ohta-ku, Tokyo 146-8501, Japan	Canon Inc.
President & CEO: Fujio Mitarai
Securities code: 7751
[First section of the Tokyo Stock Exchange]

Canon Sales Co., Inc.
President & CEO: Haruo Murase
Securities code: 8060
[First section of the Tokyo Stock Exchange]

Canon Inc. to transfer shares of subsidiary to Canon Sales

TOKYO, April 9, 2003—Canon Inc. (“Canon”) and Canon Sales Co., Inc. (“Canon Sales”) announced that following a decision reached today by the Board of Directors of both companies, Canon and Canon Sales have entered into an agreement to transfer shares of Canon Software Inc. (“Canon Software”), a subsidiary of Canon, from Canon to Canon Sales.

1.	Objectives

Canon Software’s operations focus on three basic business areas: the development of software for Canon products, including applications for peripheral products and control software; providing document solutions and other customer solutions in cooperation with Canon Sales; and the development, management and support of proprietary ERP, CRM and other business applications.

Through the transfer of Canon Software shares to Canon Sales, Canon Software will play a supporting role within the software-business operations of the Canon Sales Group. In addition to developing software for Canon products, Canon Software will reinforce and expand its operations targeting customer solutions, including solutions in cooperation with Canon Sales and providing the company’s proprietary solutions.

The Canon Sales Group has been actively strengthening its IT services business, as reflected in the acquisition of all shares of Canon System Solutions Inc. (formerly Sumitomo Metal System Solutions Co. Ltd.) by Canon Sales on January 10 this year. As part of the Canon Sales Group, Canon Software will join Canon System Solutions Inc. and Canotec Co., Inc., which specializes in the field of network solutions, in further raising the enterprise value of the Group through the bolstering of IT services operations.

2.	Overview of the subsidiary to be transferred

(1) Name	Canon Software Inc.

(2) Representative	Akira Okada, President and Representative Director

(3) Location of headquarters	3-9-7 Mita, Minato-ku, Tokyo

(4) Date of incorporation	March 26, 1974

(5) Business activities	1. Developing software for business applications and for Canon products
2. Outsourcing services (clerical and accounting services for Group companies)
3. Developing and marketing of package software; marketing of hardware
4. Database, computer graphics and other IT software education services

(6) Fiscal year end	December 31

(7) Number of employees	752 (as of Dec. 31, 2002)

(8) Capital	Yen 1,348 million (as of Dec. 31, 2002)

(9) Total number of issued shares	11,541,840 shares (as of Dec. 31, 2002)

(10) Major shareholders and their share percentages	Canon Sales Co., Inc. (38.53%); Canon Inc. (18.92%) (as of Dec. 31, 2002)

(11) Relationship between the Companies

                 1. Canon and Canon Software

Capital	Canon owns 18.92% of Canon Software’s outstanding shares

Personnel	One of Canon’s directors also serves as a director for Canon Software

Business	48.4% (7,154 million yen in FY 2002) of Canon Software’s revenues are generated from business with Canon

                 2. Canon Sales and Canon Software

Capital	Canon Sales owns 38.53% of Canon Software’s outstanding shares

Personnel	One of Canon Sales’ directors also serves as a director for Canon Software, and another of Canon Sales’ directors also serves as a corporate auditor for Canon Software

Business	20.4% (3,005 million yen in FY 2002) of Canon Software’s revenues are generated from business with Canon Sales

(12) Business results for the previous two fiscal years

Fiscal year ending	December 2001	December 2002

	(unit: millions of yen)
Net sales	14,820	14,770
Operating profit	316	465
Ordinary profit	396	530
Net income	152	310
Combined assets	7,119	7,632
Stockholders’ equity	5,454	5,669

3.	Overview of the transferring company

(1) Name	Canon Inc.

(2) Representative	Fujio Mitarai, President and CEO

(3) Location of headquarters	30-2 Shimomaruko 3-Chome, Ohta-ku, Tokyo

(4) Date of incorporation	August 10, 1937

(5) Business activities	1. Production and marketing of optical products; audio, electric and electronic products, precision products and medical equipment
2. Development and marketing of software
3. Provision of telecommunication, data processing and other information services

(6) Capital	Yen 167,242 million (as of Dec. 31, 2002)

(7) Major shareholders and their share percentages	The Dai-ichi Mutual Life Insurance Company (6.72%); Japan Trustee Services Bank, Ltd. (Trust Account) (5.51%); The Master Trust Bank of Japan, Ltd. (Trust Account) (5.24%) (as of Dec. 31, 2002)

(8) Relationship with transferee	Capital	Canon owns 50.13% of Canon Sales’ outstanding shares

	Personnel	One of Canon’s corporate auditors also serves as a corporate auditor for Canon Sales

	Business	60.8% (280,410 million yen in FY 2002) of Canon Sales’ amount of goods purchased is generated from business with Canon

4.	Number and value of shares to be acquired; Transferee’s shareholding before and after transfer

           (Transferee: Canon Sales)

(1) Shares owned before transfer	4,447,200 shares (ownership ratio: 38.53%)

(2) Number of shares to be acquired	2,184,000 shares (value: 1,063 million yen)

(3) Shares owned after transfer	6,631,200 shares (ownership ratio: 57.45%)

5.	Schedule

April 9, 2003: April 16, 2003 (tentative):	Signing of share-transfer agreement Transfer of shares

6.	Impact on business results

          The impact of the transfer on Canon and Canon Sales’ consolidated business results is expected to be minimal.